FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC
V7X 1J1

1.2	Executive Officer

Roger Richer, Executive Vice President, General Counsel and Secretary
Telephone: (604) 681-8371
E-mail: rricher@b2gold.com

Item 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On October 3, 2014, B2Gold Corp. (“B2Gold”) and Papillon Resources Limited (“Papillon”) completed a business combination of the two companies (the “Merger”) effected by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) under Part 5.1 of the Australian Corporations Act 2001. The Merger was approved by the shareholders of B2Gold on September 12, 2014 and the shareholders of Papillon on September 15, 2014, and received final approval of the Federal Court of Australia on September 22, 2014.

The Merger was carried out pursuant to the terms and conditions contained in a merger implementation agreement (the “Merger Implementation Agreement”) dated June 3, 2014, as amended, between B2Gold and Papillon and the Scheme of Arrangement. Pursuant to the terms of the Merger Implementation Agreement and the Scheme of Arrangement, and effective upon closing of the Merger, Papillon has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding ordinary shares of Papillon were transferred to a B2Gold nominee company in consideration for the issuance by B2Gold of 0.661 of a common share of B2Gold per Papillon ordinary share (the “Merger Consideration”). In connection with the Merger, all of the outstanding stock options of Papillon were cancelled and the former holders thereof received that number of B2Gold common shares that corresponded to the value of the “in-the-money” amount of such Papillon stock options determined by using the value implied by the Merger Consideration.

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Papillon is an emerging West African gold company that is primarily focused on the development of the Fekola Project and the exploration of its portfolio of tenements located in Mali.

2.2	Date of Acquisition

October 3, 2014.

2.3	Consideration

Pursuant to the terms of the Merger Implementation Agreement, each issued and outstanding ordinary share of Papillon was exchanged for 0.661 of a common share of B2Gold. B2Gold issued an aggregate of 237,390,819 common shares to the former Papillon shareholders in connection with the Merger.

An additional 1,429,861 common shares of B2Gold were issued to former Papillon optionholders upon cancellation of their stock options.

2.4	Effect of Financial Position

B2Gold presently has no plans for a material change in the business or affairs of Papillon or B2Gold that may have a significant effect on the results of operations and financial position of B2Gold.

The effect of the Merger on B2Gold’s financial position is outlined in the pro forma consolidated statement of operations for the year ended December 31, 2013 and the pro forma consolidated balance sheet as at June 30, 2014, attached as Schedule “A” hereto. The pro forma financial statements should be read in conjunction with B2Gold’s interim financial statements for the three and six months period ended June 30, 2014 and audited consolidated financial statements for the fiscal year ended December 31, 2013.

2.5	Prior Valuations

BDO Corporate Finance (WA) Pty Ltd (“BDO Corporate Finance”) acted as independent expert to Papillon and provided to the board of directors of Papillon its independent expert’s report, dated July 12, 2014, that the Merger was in the best interests of the Papillon shareholders, from a financial point of view. The independent expert report of BDO Corporate Finance is attached as Annexure “1” to the Scheme Booklet of Papillon dated August 8, 2014, which was distributed to Papillon shareholders.

Canaccord Genuity Corp. (“Canaccord”) and Raymond James Ltd. (“Raymond James”) acted as financial advisors to B2Gold and provided to the board of directors of B2Gold their separate fairness opinions dated June 2, 2014 and June 10, 2014, respectively, that the Merger was fair, from a financial point of view, to the B2Gold shareholders. The fairness opinions of Canaccord and Raymond James are attached as Schedule C and Schedule D to the management information circular of B2Gold dated August 11, 2014, respectively, which was distributed to B2Gold shareholders and is available under B2Gold’s profile on SEDAR at www.sedar.com.

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2.6	Parties to Transaction

No informed person, associate or affiliate of B2Gold was a party to the acquisition.

2.7	Date of Report

November 12, 2014.

Item 3	FINANCIAL STATEMENTS

The audited consolidated financial statements of Papillon for the fiscal year ended June 30, 2014 together with the auditor’s report thereon are attached to this business acquisition report as Schedule “A”.

The pro forma consolidated statement of operations of B2Gold for the fiscal year ended December 31, 2013 and the pro forma consolidated balance sheet of B2Gold as at June 30, 2014 are attached to this business acquisition report as Schedule “B”.

The audited consolidated financial statements of B2Gold for the fiscal year ended December 31, 2013 and the unaudited interim financial statements of B2Gold for the three and six months period ended June 30, 2014 are incorporated by reference into this business acquisition report and available under B2Gold’s profile on SEDAR at www.sedar.com.

B2Gold has not requested or obtained the consent of PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, Canada to incorporate by reference its auditors’ report dated March 13, 2014, nor has B2Gold requested or obtained the consent of BDO Audit (WA) Pty Ltd of Perth, Western Australia to incorporate by reference its independent auditors’ report dated September 23, 2014.

A-1

SCHEDULE “A”

[See attached]

SCHEDULE “B”

[See attached]

B2GOLD CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)
As at June 30, 2014
(Expressed in thousands of United States dollars)

	As	Papillon	Pro		Pro
	Reported	Adjusted	Forma		Forma
	B2Gold	(Note 6 (a))	Adjustments	Notes	Consolidated
Assets
Current
Cash & cash equivalents	$134,814	$40,816	$(9,026)	4(a)	$168,487
			(5,754)	4(a)
			7,637	4(d)
Accounts receivable and prepaids	18,055	777	-		18,832
Current value-added and other tax receivables	33,204	-	-		33,204
Inventories	80,298	-	-		80,298
	266,371	41,593	(7,143)		300,821
Long-term investments	23,969	-	-		23,969
Value-added tax receivables	34,907	-	-		34,907
Mining interests
-Owned by subsidiaries	1,629,496	69,478	435,429	4(b)	2,134,403
-Investments in joint ventures	158,350	-	-		158,350
Goodwill	202,070	-	-		202,070
Other assets	19,062	-	-		19,062
	$2,334,225	$111,071	$428,286		$2,873,582
Liabilities
Current
Accounts payable and accrued liabilities	$43,794	$5,013	$-		$48,807
Current taxes payable	13,375	-	-		13,375
Current portion of long- term debt	10,496	-	-		10,496
Current portion of unrealized fair value of derivative instruments	909	-	-		909
Current portion of mine restoration provisions	1,345	-	-		1,345
Other	509	-	-		509
	70,428	5,013	-		75,441
Unrealized fair value of derivative instruments	848	-	-		848
Long-term debt	373,056	-	-		373,056
Mine restoration provisions	45,443	-	-		45,443
Deferred income taxes	187,205	-	-		187,205
Employee benefits obligations	5,261	-	-		5,261
	682,241	5,013	-		687,254
Shareholders’ Equity
Share capital	1,532,132	119,878	484,277	4(b)	2,016,409
			7,637	4(d)
			(127,515)	4(b)
Contributed surplus	53,883	6,879	(6,879)	4(b)	53,883
Accumulated other comprehensive loss	(38,735)	4,313	(4,313)	4(b)	(38,735)
Retained earnings (deficit)	97,088	(25,848)	31,602	4(b)	97,088
			(5,754)	4(a)
Non-controlling interests	7,616	836	50,067	4(c)	57,683
			(836)	4(b)
	1,651,984	106,058	428,286		2,186,328

	$2,334,225	$111,071	$428,286		$2,873,582

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the six month period ended June 30, 2014
(Expressed in thousands of United States dollars except share and per share amounts)

	As	Papillon	Pro		Pro
	Reported	Adjusted	Forma		Forma
	B2Gold	(Note 6(b))	Adjustments	Notes	Consolidated

Gold revenue	$249,278	$-	$-		$249,278

Cost of sales
Production costs	(128,234)	-	-		(128,234)
Depreciation and depletion	(53,690)	-	-		(53,690)
Royalties and production taxes	(8,286)	-	-		(8,286)
	(190,210)	-	-		(190,210)
Gross profit	59,068				59,068

General and administrative	(20,416)	(3,293)	-		(23,709)
Share-based payments	(10,728)	(3,159)	-		(13,887)
Foreign exchange gains	1,334	-	-		1,334
Other	13	-	-		13
Operating income (loss)	29,271	(6,452)	-		22,819

Loss on fair value of convertible notes	(42,695)	-	-		(42,695)
Community relations	(2,762)	-	-		(2,762)
Interest and financing costs	(2,147)	-	-		(2,147)
Realized losses on derivative instruments	(884)	-	-		(884)
Unrealized losses on derivative instruments	947	-	-		947
Accretion of mine restoration provisions	(596)	-	-		(596)
Write-down of long-term investments	(3,007)	-	-		(3,007)
Other	1,080	664	-		1,744
Loss before taxes	(20,793)	(5,788)	-		(26,581)

Current income tax, withholding and other taxes	(15,384)	-	-		(15,384)
Deferred income tax recovery	670	-	-		670
Net loss for the period	$(35,507)	$(5,788)	$-		$(41,295)

Loss per share
Basic	$(0.05)				$(0.05)
Diluted	$(0.05)				$(0.05)

Weighted average number of shares outstanding
Basic	673,381			5	910,772
Diluted	673,381			5	910,772

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the twelve month period ended December 31, 2013
(Expressed in thousands of United States dollars except share and per share amounts

	As	Papillon	Pro		Pro
	Reported	Adjusted	Forma		Forma
	B2Gold	(Note 6(c))	Adjustments	Notes	Consolidated

Gold revenue	$544,272	$-	$-		$544,272

Cost of sales
Production costs	(261,896)	-	-		(261,896)
Depreciation and depletion	(85,855)	-	-		(85,855)
Royalties and production taxes	(16,706)	-	-		(16,706)
Inventory fair value adjustments on CGA acquisition	(32,869)	-	-		(32,869)
	(397,326)	-	-		(397,326)
Gross profit	146,946	-	-		146,946
Gain on sale of Brucejack royalty	44,496	-	-		44,496
General and administrative	(31,869)	(3,647)	-		(35,516)
Share-based payments	(18,328)	(3,130)	-		(21,458)
Write-off of mineral property interests	(9,564)	-	-		(9,564)
CGA acquisition costs	(5,859)	-	-		(5,859)
Foreign exchange losses	(4,748)	-	-		(4,748)
Other	(4,876)	-	-		(4,876)
Operating income (loss)	116,198	(6,777)	-		109,421

Gain on fair value of convertible notes	22,815	-	-		22,815
Write-down of long-term investments	(20,552)	-	-		(20,552)
Convertible notes transaction costs	(9,683)	-	-		(9,683)
Community relations	(8,079)	-	-		(8,079)
Realized losses on derivative instruments	(4,815)	-	-		(4,815)
Unrealized losses on derivative instruments	(2,660)	-	-		(2,660)
Interest and financing costs	(2,991)	-	-		(2,991)
Accretion of mine restoration provisions	(2,606)	-	-		(2,606)
Other	(522)	1,762	-		1,240
Income (loss) before taxes	87,105	(5,015)	-		82,090

Current income tax, withholding and other taxes	(22,899)	-	-		(22,899)
Deferred income tax recovery	3,097	-	-		3,097
Net income (loss) for the period	$67,303	$(5,015)	$-		$62,288

Earnings per share
Basic	$0.11				$0.07
Diluted	$0.07				$0.04

Weighted average number
of shares outstanding
Basic	636,130			5	873,521
Diluted	663,785			5	901,176

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of B2Gold Corp. (“B2Gold”) as at June 30, 2014 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2014 and the twelve month period ended December 31, 2013 have been prepared by the management of B2Gold in accordance with B2Gold’s accounting policies as described in notes 3 and 4 of B2Gold’s audited annual consolidated financial statements for illustrative purposes only, to show the effect of the merger implementation agreement (“Merger Agreement”) entered into with Papillon Resources Limited (“Papillon”), more fully described in Note 3, pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of Papillon, resulting in the acquisition of Papillon by B2Gold.

Amounts in these unaudited pro forma consolidated financial statements and notes are represented in U.S. dollars (“US$”) unless otherwise indicated. The Papillion consolidated balance sheet and consolidated statements of operations have been translated from Australian dollars (“A$”) to US$ as described in Note 6.

The unaudited pro forma consolidated balance sheet has been prepared as if the asset acquisition described in Note 3 had occurred on June 30, 2014 using the unaudited consolidated balance sheet of B2Gold as at June 30, 2014 and the unaudited consolidated balance sheet of Papillon as at June 30, 2014 (Note 6(a)).

The unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2014 has been prepared as if the asset acquisition described in Note 3 occurred on January 1, 2013 using the unaudited consolidated statement of operations of B2Gold for the six months ended June 30, 2014 and the unaudited constructed consolidated statement of operations of Papillon for the six month period ended June 30, 2014 (Note 6(b)).

The unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2013 has been prepared as if the asset acquisition described in Note 3 occurred on January 1, 2013 using the audited consolidated statement of operations of B2Gold for the year ended December 31, 2013 and the unaudited constructed consolidated statement of operations of Papillon for the twelve month period ended December 31, 2013 (Note 6(c)).

The unaudited pro forma consolidated statements of operations of B2Gold and Papillon used in the pro forma statements were constructed for the sole purpose of the pro forma statements.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with B2Gold’s accounting policies. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in these unaudited pro forma consolidated financial statements. Any integration costs that may be incurred upon consummation of the transaction have been excluded from these unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated statements of operations are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of B2Gold and Papillon.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in B2Gold’s audited consolidated financial statements for the year ended December 31, 2013. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify Papillon accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after completion of the proposed acquisition. The significant accounting policies of Papillon are believed to conform in all material respects to those of B2Gold.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

Certain elements of Papillon’s consolidated financial statements have been reclassified to provide a consistent format.

3.	ASSET ACQUISITION

On June 3, 2014, B2Gold and Papillon entered into the Merger Agreement (“Merger”), the terms of which provided that Papillon shareholders received 0.661 B2Gold common shares for each existing Papillon ordinary share held (“Merger Consideration”). B2Gold will also acquire all of the outstanding Papillon stock options (the “Papillon Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in-the-money amount of such Papillon Options determined by using the value implied by the Merger Consideration as at June 2, 2014.

On October 3, 2014, the Company announced the successful completion of the Merger. Upon completion, existing B2Gold shareholders and former Papillon shareholders owned approximately 74% and 26%, respectively, of the issued and outstanding B2Gold common shares. B2Gold indirectly holds Papillon’s current 90% indirect interest in the Fekola gold project in Mali.

The arrangement is accounted for by B2Gold as a purchase of net assets. For accounting purposes, the acquisition date was determined to be September 22, 2014, the date at which the Company obtained control of Papillon.

The cost of acquisition includes the fair value of B2Gold shares issued based on the issuance of 237.4 million B2Gold shares at Cdn.$2.25 per share (the closing share price on the TSX on September 22, 2014) and a foreign exchange rate of Cdn.$1.1031 to $1 and estimated B2Gold transaction costs of $9.0 million equaling a total estimated purchase price of $493.3 million.

The preliminary purchase price allocation is subject to change and is summarized as follows:

Preliminary purchase price:

237,390,819 common shares of B2Gold issued on acquisition	$484,277
Transaction costs	9,026
Total preliminary purchase price	493,303

Net assets acquired:

Current assets	$43,476
Mining interests	504,907
Current liabilities	(5,013)
Non-controlling interest	(50,067)

Total net assets acquired	$493,303

The fair value of the net assets of Papillon to be acquired will ultimately be determined at the acquisition date. Therefore, the allocation of the relative fair value of the net assets acquired will vary from those shown above and the differences may be material.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to the consolidated balance sheet:

a)

To decrease cash and cash equivalents for the recording of B2Gold’s estimated transaction expenses totalling $9.0 million, which are included in the preliminary purchase price and Papillon’s estimated transaction expenses totalling $5.8 million, which are expensed by Papillon.

	b)	To record the acquisition of Papillon at a purchase price of $493.3 million as detailed in Note 3 and to eliminate the book value of Papillon’s shareholders’ equity accounts.

c)

Non-controlling interest of $50.1 million recorded pertains to the 10% minority interest in the Fekola Gold Project, calculated based on B2Gold’s purchase price of $493.3 million less cash and cash equivalents acquired of $42.7 million. No value has been prescribed to the 10% free carried interest held by the Government of Mali since the exploitation company and related carried interest have not yet been incorporated.

The excess of the purchase price over the book value of Papillon’s current assets and current liabilities acquired was allocated to mining interests.

d)

To increase cash and cash equivalents for cash collected from the exercise of Papillon stock options subsequent to June 30, 2014 to reflect the total outstanding ordinary shares at the acquisition date.

5.	PRO FORMA EARNINGS (LOSS) PER SHARE

Pro forma basic and diluted earnings per share for the six month period ended June 30, 2014 and for the twelve month period ended December 31, 2013 have been calculated based on the actual weighted average number of B2Gold common shares outstanding for the respective periods and the number of B2Gold common shares issued to Papillon shareholders and option holders effective on January 1, 2013.

	Six month	Twelve month
	period ended	period ended
	June 30,	December 31,
	2014	2013

Basic (loss) earnings per share:
Basic weighted average number of B2Gold common shares outstanding for the period (in thousands)	673,381	636,130
Assumed number of B2Gold common shares to be issued to Papillon shareholders and option holders (in thousands)	237,391	237,391
Pro forma weighted average number of common shares outstanding for the period (in thousands)	910,772	873,521

Pro forma consolidated net (loss) earnings	$(41,295)	$62,288

Pro forma (loss) earnings per share - basic	$(0.05)	$0.07

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

	Six month	Twelve month
	period ended	period ended
	June 30,	December 31,
	2014	2013

Diluted earnings per share:
Diluted weighted average number of common shares outstanding for the period (in thousands)	673,381	663,785
Assumed number of B2Gold common shares to be issued to Papillon shareholders and option holders (in thousands)	237,391	237,391
Pro forma weighted average number of common shares outstanding for the period – diluted (in thousands)	910,772	901,176

Pro forma consolidated net (loss) earnings	$(41,295)	$62,288
Gain on fair value of convertible notes	-	(22,815)
Diluted pro forma consolidated net (loss) earnings	(41,295)	39,473

Pro forma (loss) earnings per share - diluted	$(0.05)	$0.04

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

6.	ADJUSTED STATEMENTS OF PAPILLON

	a)	Balance sheet as at June 30, 2014

The balance sheet was translated was translated using a rate of A$1.0606 to $1 in effect as of June 30, 2014.

	As
	Reported,
	Year ended	Papillon
	June 30,	Adjusted,
	2014, A$	US$
Assets
Current
Cash & cash equivalents	$43,289	$40,816
Accounts receivable and prepaids	824	777
	44,113	41,593
Mining interests
-Owned by subsidiaries	73,688	69,478
	$117,801	$111,071
Liabilities
Current
Accounts payable & accrued liabilities	$5,315	$5,013
	5,315	5,013
Shareholders’ Equity
Share capital	127,143	119,878
Contributed surplus	7,296	6,879
Accumulated other comprehensive loss	4,574	4,313
Retained deficit	(27,414)	(25,848)

Non-controlling interest	887	836
	112,486	106,058
	$117,801	$111,071

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

b)	Statement of operations for the six month period ended June 30, 2014

Papillon’s unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2014 was constructed by: (i) adding Papillon’s audited consolidated statement of operations for the year ended June 30, 2014 and (ii) subtracting Papillon’s unaudited consolidated statement of operations for the six months ended December 31, 2014. Papillon’s unaudited pro forma consolidated statement of operations for the six month period ended June 30, 2014 was translated using an average rate of A$1.0936 to $1 in effect for the six months ended June 30, 2014.

Elements of Papillon’s consolidated financial statements have been reclassified to provide a consistent format.

	As Reported,	As Reported, Six		Papillon Adjusted,
	Year ended	months ended,	Papillon Adjusted,	Six months ended
	June 30, 2014,	December 31,	Six months ended	June 30, 2014,
	A$	2013, A$	June 30, 2014, A$	US$

Revenue	$-	$-	$-	$-

Cost of sales
Production costs	-	-	-	-
Depreciation & depletion	-	-	-	-
	-	-	-	-
Gross profit	-	-	-	-

General & administrative	$(5,570)	$(1,969)	$(3,601)	$(3,293)
Share-based payments	(4,492)	(1,037)	(3,455)	(3,159)
Operating loss	(10,062)	(3,006)	(7,056)	(6,452)

Other	1,699	973	726	664

Net loss for the period	$(8,363)	$(2,033)	$(6,330)	$(5,788)

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
For the six months ended June 30, 2014 and for the twelve months ended December 31, 2013
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

c)	Statement of operations for the twelve month period ended December 31, 2013

Papillon’s unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2013 was constructed by: (i) adding Papillon’s audited consolidated statement of operations for the year ended June 30, 2013, (ii) adding Papillon’s unaudited consolidated statement of operations for the six months ended December 31, 2013 and (iii) subtracting Papillon’s unaudited consolidated statement of operations for the six months ended December 31, 2012. The statement of operations was translated using an average rate of A$1.0324 to $1 in effect for the twelve months ended December 31, 2013.

Elements of Papillon’s consolidated financial statements have been reclassified to provide a consistent format.

				Papillon	Papillon
		As	As	Adjusted,	Adjusted,
	As	Reported,	Reported,	Twelve	Twelve
	Reported,	Six months	Six months	months	months
	Year ended	ended,	ended,	ended	ended
	June 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2013, A$	2013, A$	2012, A$	2013, A$	2013, US$

Revenue	$-	$-	$-	$-	$-

Cost of sales
Production costs	-	-	-	-	-
Depreciation & depletion	-	-	-	-	-
	-	-	-	-	-
Gross profit	-	-	-	-	-

General & administrative	$(3,885)	$(1,969)	$(2,089)	$(3,765)	$(3,647)
Share-based payments	(3,737)	(1,037)	(1,543)	(3,231)	(3,130)
Operating loss	(7,622)	(3,006)	(3,632)	(6,996)	(6,777)

Other	1,231	973	385	1,819	1,762

Net loss for the period	$(6,391)	$(2,033)	$(3,247)	$(5,177)	$(5,015)